UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Blackstone Alternative Alpha Master Fund

3.	Securities and Exchange Commission File No.: 811-22635

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application                    ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

345 Park Avenue, 28th Floor

New York, NY 10154

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

James E. Thomas, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7367; or	Sarah Clinton, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7375

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Note:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

The records held in accordance with rules 31a-1 and 31a-2 are kept by Blackstone Alternative Asset Management L.P. and Bank of New York Mellon Corporation (investment adviser and custodian, respectively).

Blackstone Alternative Asset Management L.P. (maintains records relating to its function as investment adviser) 345 Park Avenue, 28th Floor New York, NY 10154 212-583-5226	Bank of New York Mellon Corporation (maintains records relating to its function as custodian) 240 Greenwich Street New York, New York 10286 212-495-1784

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end                                ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Blackstone Alternative Asset Management L.P.

345 Park Avenue, 28th Floor

New York, NY 10154

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust (“UlT”) provide:

(a)	Depositor’s name(s) and address(es): Not applicable.

(b)	Trustee’s name(s) and address(es): Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                                         ☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                         ☐ No

If Yes, state the date on which the board vote took place: December 16, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes                                         ☒ No

If Yes, state the date on which the shareholder vote took place:

If No, explain:    Pursuant to the Amended and Restated Declaration of Trust of Blackstone Alternative Alpha Master Fund (the “Fund”), the Fund is not required to obtain the approval of its shareholders with respect to its liquidation. See exhibit (a) to the Fund’s Registration Statement on Form N-2, filed with the Securities and Exchange Commission on July 27, 2018 (File No. 811-22635).

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                         ☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: May 28, 2020

(b)	Were the distributions made on the basis of net assets?

☒ Yes                        ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes                        ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                                         ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                                         ☒ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐ Yes                                         ☒ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? 0

(b)	Describe the relationship of each remaining shareholder to the fund: Not applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                                         ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒ Yes                                         ☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash totaling $1,089,598

Audit Holdback Receivables (see Question 20(b) below) totaling an estimated $7,756,706

Hedge Fund Receivable (see Question 20(b) below) totaling an estimated $52,614

Total: $8,898,918

(b)	Why has the fund retained the remaining assets?

The remaining assets – cash, the Audit Holdback Receivables, and a receivable with respect to a certain illiquid hedge fund investment (the “Hedge Fund Receivable”) in the amounts specified in Question 20(a) – are being retained by the Fund to cover expenses accrued in the normal course of business and expenses and liabilities accrued in connection with the liquidation.

Cash and the Hedge Fund Receivable: The Fund has retained Cash and the Hedge Fund Receivable to cover payment of its final accrued expenses. Blackstone Alternative Asset Management L.P., the Fund’s

investment adviser (the “Investment Adviser”), has agreed to pay any expenses and liabilities incurred by the Fund that exceed the amount of the Cash and the amount of the Hedge Fund Receivable received by the Fund.

The Audit Holdback Receivables: The Fund invested primarily in hedge funds. When the Fund redeemed its interests in full from certain hedge funds (the “Audit Holdback Funds”), it received approximately 95% of the value of its investment at the redemption date. In accordance with the governing documents of each Audit Holdback Fund, the Fund will receive the balance of its investment, valued as of the redemption date, after the financial statements of the Audit Holdback Fund have been audited. The Fund is a creditor with respect to these amounts (the “Audit Holdback Receivables”). The Fund sold its right to receive the Audit Holdback Receivables to a third party under a purchase and sale agreement, and has been paid the purchase price in full. The Fund distributed the purchase price to its shareholders as part of its final liquidating distribution on May 28, 2020. Under the purchase and sale agreement relating to the Audit Holdback Receivables, the Fund is obligated to use reasonable efforts to collect the amounts owed to it from the Audit Holdback Funds in respect of the Audit Holdback Receivables and to remit these amounts to the third party (the “Audit Holdback Liability”).

(c)	Will the remaining assets be invested in securities?

☐ Yes                                ☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes                                         ☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Audit Holdback Liability: estimated to be $7,756,706

List the Types of Expenses: estimated to be $1,141,852

(i)	Legal expenses: $375,049

(ii)	Accounting expenses: $107,558

(iii)	Administrative: $314,912

(iv)	Custody: $61,272

(v)	Directors Fees: $23,743

(vi)	Printing: $5,699

(vii)	Regulatory: $27,731

(viii)	Market Data: $163,313

(ix)	Risk Reporting: $5,075

(x)	Tax: $57,500

Total: $8,898,558

(b)

How does the fund intend to pay these outstanding debts or other liabilities? The Fund intends to discharge the Audit Holdback Liability by collecting the amounts owed to it in respect of the Audit Holdback Receivables and paying them to the third party purchaser. If the Fund cannot collect and pay amounts owed to it in respect of the Audit Holdback Receivables, under the purchase and sale agreement relating to the Audit Holdback Receivables, the Investment Adviser has guaranteed the payment of the Audit Holdback Receivables to the third party purchaser. All other outstanding liabilities will be made with the cash or the Hedge Fund Receivable retained by the Fund in the amount specified in Question 20(a) and Question 21(a) above.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $274,015

(ii)	Accounting expenses: $42,000

(iii)	Other expenses (list and identify separately): $220,941

1)	Administrative: $138,052

2)	Custody: $17,000

3)	Printing: $619

4)	Regulatory: $10,833

5)	Risk Reporting: $54,437

(iv)	Total expenses (sum of lines (i)-(iii) above): $536,956

(b)	How were those expenses allocated? All expenses incurred in connection with the liquidation of the Fund were allocated to and paid by the Fund.

(c)	Who paid those expenses? All expenses incurred in connection with the liquidation of the Fund were allocated to and paid by the Fund.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                                         ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                                         ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                                         ☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Blackstone Alternative Alpha Master Fund, (ii) he is the President and Principal Executive Officer of Blackstone Alternative Alpha Master Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Brian F. Gavin
Brian F. Gavin
President and Principal Executive Officer